UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 31, 2023

ACER THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33004	32-0426967
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Gateway Center, Suite 356
300 Washington Street
Newton, Massachusetts	02458
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (844) 902-6100

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	ACER	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On October 31, 2023, Acer Therapeutics Inc. (“Acer” or the “Company”) entered into an amendment (the “First Amendment”) to the Bridge Loan Agreement which amended that certain Bridge Loan Agreement dated as of August 30, 2023, (the “Bridge Loan Agreement”) by and between the Company and Zevra Therapeutics, Inc., a Delaware corporation (“Zevra”). The material terms of the Bridge Loan Agreement were previously disclosed on a Form 8-K filed by Company with the Securities and Exchange Commission (the “SEC”) on August 31, 2023. The principal purpose of the First Amendment is to amend and restate Section 1.1(d) of the Bridge Loan Agreement and increase the commitment from $16,500,000 to $18,000,000.

The foregoing description of the First Amendment is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated in this Item 1.01 by reference.

Item 3.01.	Notice of Delisting or Failure to Satisfy Continued Listing Rule or Standard; Transfer of Listing.

On October 31, 2023, the Company, received a letter (the “Delisting Notification”) from the staff (the “Staff”) of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that Nasdaq will suspend trading in the Company’s common stock, $0.0001 par value per share (“Common Stock”), effective at the opening of trading on November 9, 2023, because the Company had not regained compliance with the Nasdaq Listing Rule 5550(b)(2) (the “MVLS Rule”), which requires a listed company to have at least $35 million in market value of listed securities (“MVLS”) in order to qualify for continued listing on The Nasdaq Capital Market, during the grace period previously granted to the Company.

As previously reported in the Company’s Form 8-K filed on May 4, 2023, the Staff initially notified the Company on May 3, 2023 that the Company had not been in compliance with the MVLS Rule for a period of 30 consecutive business days. The Staff granted the Company a period of 180 calendar days, or until October 30, 2023, to regain compliance with the MVLS Rule.

Pursuant to the Delisting Notification, the Company has until 4:00 p.m. Eastern Time on November 7, 2023 to submit a written request to appeal the Staff’s delisting determination by the Nasdaq Hearings Panel (the “Hearings Panel”). Unless the Company submits a timely request for the Hearings Panel’s review of the Staff’s delisting determination, a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on The Nasdaq Capital Market. The Company does not intend to file an appeal, and therefore, trading of the Company’s Common Stock will be suspended at the opening of business on November 9, 2023, and a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on The Nasdaq Capital Market. If the Merger (as defined below) is not approved at the Company’s special meeting of stockholders on November 8, 2023, the Company’s shares will begin trading on OTC Pink Market starting on November 9, 2023.

Item 8.01.	Other Events.

As previously announced, on August 30, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Zevra and Aspen Z Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Zevra (“Merger Sub”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving the merger as an indirect wholly-owned subsidiary of Zevra (the “Merger”).

Also as previously announced, on November 8, 2023, at 11:00 a.m. Eastern Time, the Company will hold a special meeting of its stockholders to vote upon the Merger and related proposals as set forth in the Company’s proxy statement/prospectus for the special meeting, dated October 10, 2023, a copy of which has been provided to the Company’s stockholders of record as of October 5, 2023.

On November 2, 2023, the Company issued a press release announcing that Institutional Shareholder Services Inc. (ISS) and Glass, Lewis & Co., LLC (Glass Lewis) have both recommended that the Company stockholders vote “FOR” the Merger and the related proposals in the Company’s proxy statement/prospectus referred to above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Additional Information and Where to Find It

In connection with the proposed merger, Zevra has filed a registration statement on Form S-4 with the SEC, including a proxy statement/prospectus. The registration statement was declared effective on October 10, 2023. Additionally, Acer’s proxy statement/prospectus was filed on October 10, 2023. Acer stockholders are urged to read these materials because they contain important information about Acer, Zevra and the proposed merger. The proxy statement/prospectus and other relevant materials, and any other documents filed by Zevra and Acer with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, Acer stockholders will be able to attend the Acer special meeting via the Internet at https://www.cstproxy.com/acertx/sm2023 and view the Acer 2023 Special Meeting Proxy Statement and the Zevra Therapeutics, Inc. Forms 10-K, 10-Qs and 8-Ks. Acer stockholders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

Acer, Zevra and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Acer is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 27, 2023, and its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 14, 2023. Information about the directors and executive officers of Zevra is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 7, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on March 15, 2023, the definitive proxy statement filed by Daniel J. Mangless, together with the other participants named therein, which was filed with the SEC on March 17, 2023, and Zevra’s Current Reports on Form 8-K, filed with the SEC on March 30, 2023, May 8, 2023, May 15, 2023, and August 7, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed with the SEC and may be obtained free of charge from the sources indicated above.

Forward-Looking Statements

DISCLOSURE NOTICE: This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Acer, Zevra and the proposed acquisition of Acer by Zevra. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Acer, Zevra or the combined company. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could, should and would and the negative of these terms or other similar expressions. Forward-looking statements in this document include, among other things, statements about the proposed acquisition and the anticipated timing of closing of the acquisition, the delisting and the special meeting of Acer stockholders. In addition, all statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, and contingent cash consideration and related milestones as contemplated by the CVR Agreement — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary stockholder approval) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; risks related to the contingent cash consideration and related milestones as contemplated by the CVR Agreement, including that such milestone may not be achieved and thus the related cash consideration would not become payable; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against Acer, Zevra or the combined company; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of Acer and Zevra and on Acer’s and Zevra’s operating results; risks relating to the value of Zevra’s shares to be issued in the transaction; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction and Acer’s interim operations; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to Acer and Zevra can be found in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov.

Neither Acer nor Zevra intends to update the forward-looking statements contained in this document as the result of new information or future events or developments, except as required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	First Amendment to the Bridge Loan Agreement dated as of October 31, 2023 by and between Zevra Therapeutics, Inc. and Acer Therapeutics Inc.

99.1	Press release issued by Acer Therapeutics Inc. on November 2, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 2, 2023	ACER THERAPEUTICS INC.

	By:	/s/ Harry S. Palmin
Harry S. Palmin
Chief Financial Officer

Exhibit 10.1

FIRST AMENDMENT TO BRIDGE LOAN AGREEMENT

This First Amendment to Bridge Loan Agreement (this “Amendment”), dated as of October 31, 2023, is by and between ACER THERAPEUTICS INC., a Delaware corporation (the “Borrower”), and ZEVRA THERAPEUTICS, INC., a Delaware corporation (the “Lender”).

RECITALS

A. The Borrower and the Lender have entered into that certain Bridge Loan Agreement, dated effective August 30, 2023 (including any modifications or amendments thereto entered into from time to time prior to the date hereof, the “Loan Agreement”). Defined terms used herein and not defined herein shall have the meanings set forth in the Loan Agreement.

B. The Borrower has requested, and the Lender has agreed, subject to the terms and conditions provided in this Amendment, to amend certain terms and conditions of the Loan Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the covenants, conditions and agreement hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower and the Lender agree as follows:

1. Amendment to Loan Agreement. Subject to the conditions set forth below, including without limitation the conditions set forth in Section 2 below, and in reliance on the representations and warranties of the Borrower set forth in Section 3 below, the Loan Agreement is hereby amended by amending and restating Section 1.1(d) of the Loan Agreement in its entirety as follows:

“(d) “Commitment” means $18,000,000.00.”.

2. Conditions Precedent. The amendment set forth in Section 1 above shall be effective as of the date of this Amendment, but only after each of the following conditions has been satisfied, in the reasonable judgment of the Lender:

(a) The Borrower and the Lender shall have executed and delivered this Amendment.

(b) As of the date of this Amendment, each of the representations and warranties set forth below shall be true and correct, and no default or Event of Default shall have occurred or shall result from the transactions contemplated hereby.

(c) The Borrower shall have paid all fees and expenses required to be paid by the Borrower under Section 4 below.

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3. Representations and Warranties. The Borrower hereby certifies to the Lender that as of the date of this Amendment, all of the Borrower’s representations and warranties contained in the Loan Agreement and the Security Agreement are correct in all material respects, (i) except to the extent that any such representation and warranty refers to an earlier date, in which case such representation and warranty is true and correct in all material respects as of such earlier date and (ii) except that any such representation and warranty that is qualified as to “materiality” or similar language is true and correct (after giving effect to such qualification therein) in all respects as of the applicable date above, and no default or Event of Default has occurred. Without limiting the generality of the foregoing, the Borrower represents, warrants and agrees, as applicable, that:

(a) the execution and delivery of this Amendment has been authorized by all necessary action on the part of the Borrower;

(b) the person executing this Amendment on behalf of the Borrower is duly authorized to do so;

(c) neither the execution, delivery nor performance of this Amendment will contravene the Borrower’s organizational documents or, in any material respect, any law binding on or affecting the Borrower; and

(d) this Amendment constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as may be limited by bankruptcy laws, creditors’ rights generally and general principles of equity.

4. Fees and Expenses. The Borrower shall pay to the Lender all of the reasonable and documented out of pocket expenses incurred by the Lender in connection with the transactions contemplated by this Amendment, including, without limitation, the reasonable fees and disbursements of the Lender’s attorneys and their staff, and any recording, filing, lien search-related, or title-related fees, charges and expenses.

5. Additional Documents. The Borrower shall execute and deliver, and shall cause to be executed and delivered, to the Lender at any time and from time to time such documents and instruments as the Lender may reasonably request to confirm and carry out the transactions contemplated hereby.

6. Continuation of the Loan Agreement and Loan Documents. Except as specified in this Amendment, the provisions of the Loan Agreement, the Security Agreement and the Subordination Agreement shall remain in full force and effect, and if there is a conflict between the terms of this Amendment and those of the Loan Agreement or the other loan documents, the terms of this Amendment shall control.

7. Ratification and Reaffirmation of the Borrower’s Obligations. Subject to the terms of this Amendment, the Borrower hereby (a) ratifies and confirms all of the Borrower’s Obligations, and acknowledges and agrees that such Borrower’s Obligations remain in full force and effect, and (b) ratifies, reaffirms and reapproves in favor of the Lender the terms and provisions of the Loan Agreement and each of the other loan documents, including (without limitation), its pledges and other grants of Liens and security interests pursuant to the Security Agreement.

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8. Other Agreements.

(a) The Borrower and the Lender agree that the Security Agreement and the Subordination Agreement are hereby amended to reflect the amendments set forth herein and that no further amendments to any loan documents are required to reflect the foregoing.

(b) All references in any document to “Loan Agreement” shall refer to the Loan Agreement as amended pursuant to this Amendment.

9. Miscellaneous.

(a) THIS AMENDMENT SHALL BE GOVERNED BY, AND IS TO BE CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAW PRINCIPLES THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY OTHER JURISDICTION, BUT WITHOUT PREJUDICE TO OR LIMITATION OF ANY OTHER RIGHTS OR REMEDIES AVAILABLE UNDER THE LAWS OF ANY JURISDICTION WHERE PROPERTY OR ASSETS OF THE BORROWER MAY BE FOUND. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their successors and permissible assigns.

(b) This Amendment and all documents to be executed and delivered hereunder may be delivered in the form of a facsimile copy (or other electronic means), subsequently confirmed by delivery of the originally executed document. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

(c) This Amendment, the Loan Agreement, the Security Agreement, the Subordination Agreement, and all other instruments, documents and agreements executed and delivered in connection with this Amendment, the Loan Agreement, the Security Agreement and the Subordination Agreement, embody the final, entire agreement among the parties hereto with respect to the subject matter hereof. There are no oral agreements among the parties hereto. This Amendment may not be amended or modified orally, but only by a written agreement meeting the requirements of the Loan Agreement.

(d) The section headings herein are for convenience only and shall not affect the construction hereof.

(e) In case any provision of or obligation under this Amendment shall held by any court of competent jurisdiction to be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

BORROWER:

ACER THERAPEUTICS INC.

By:	/s/ Chris Schelling
Name:	Chris Schelling
Title:	CEO/Founder

Acer Legal Review: /s/ DJ CFO: /s/ HP

LENDER:

ZEVRA THERAPEUTICS, INC.

By:	/s/ R. LaDuane Clifton
Name:	R. LaDuane Clifton, MBA, CPA
Title:	Chief Financial Officer, Secretary and Treasurer

[Signature Page to First Amendment to Bridge Loan Agreement]

Exhibit 99.1

Leading Independent Proxy Advisory Firms ISS and Glass Lewis Recommend Acer Therapeutics Shareholders Vote “FOR” the Proposed Merger and Related Proposals

Acer Shareholders – Please Vote Today!

NEWTON, MA – November 2, 2023 – Acer Therapeutics Inc. (Nasdaq: ACER), a pharmaceutical company focused on the acquisition, development and commercialization of therapies for serious, rare and life-threatening diseases with significant unmet medical needs, today announced that Institutional Shareholder Services Inc. (ISS) and Glass, Lewis & Co. LLC (Glass Lewis) recommended that Acer shareholders vote “FOR” the proposed merger with Zevra Therapeutics, Inc. and the related proposals in the Company’s proxy statement and prospectus for the special meeting of its shareholders to be held on November 8, 2023 at 11:00 a.m. Eastern Time.

ISS and Glass Lewis are widely recognized as the leading independent voting and corporate governance advisory firms. Their analysis and recommendations are relied on by many major institutional investment firms, mutual funds and fiduciaries throughout North America.

In its report, ISS stated, among other things, that “The transaction warrants support in light of the reasonably thorough review of alternatives, the positive market reaction, the upside potential provided by the stock and CVR forms of consideration, and the downside risk of non-approval.”

Glass Lewis concluded that the transaction would allow Acer shareholders to participate in a larger and better capitalized pharmaceutical company, while also retaining significant upside potential through the CVR consideration, at a time when Acer appears to have few, if any, viable alternatives. Glass Lewis also noted that the total implied value of the proposed consideration represents a substantial premium to the unaffected trading price of Acer shares and the merger consideration compares favorably with the expected outcome in a liquidation scenario, in which Acer shareholders were not expected to receive any proceeds.

Commenting on the proxy advisors’ reports, Chris Schelling, CEO and Founder of Acer, said: “The ISS and Glass Lewis recommendations are consistent with our view that the merger with Zevra is in the best interest of Acer shareholders.”

The merger and related agreements have been unanimously approved by the boards of directors of both companies. The merger and related proposals have been unanimously approved by Acer’s board of directors.

Failure to vote or an abstention from voting will have the same effect as a vote “AGAINST” the merger proposal. All shareholders are asked to vote “FOR” all proposals as soon as possible.

THE MERGER WILL NOT GO FORWARD UNLESS THE MERGER AND RELATED PROPOSALS ARE APPROVED.

ACER SHAREHOLDERS – PLEASE VOTE TODAY!

If the merger is not approved on November 8, ACER will begin trading on OTC Pink Market starting on November 9 because of the failure by the Company to regain compliance, during the previously granted 180 calendar day grace period, with Nasdaq’s requirement of having at least $35 million in market value of listed securities, resulting in the trading suspension of ACER on Nasdaq.

If the merger is not subsequently consummated, Acer will not be able to fund its business operations and will likely be forced to terminate operations, liquidate or file for bankruptcy.

If you are an Acer shareholder and you have questions or require assistance in submitting your proxy or voting your shares, please contact Acer’s proxy solicitor:

ADVANTAGE PROXY, INC.

Toll Free: 1-877-870-8565

Collect: 1-206-870-8565

Email: ksmith@advantageproxy.com

Additional Information about the Proposed Merger between Acer and Zevra, the Special Meeting and Where to Find It

In connection with the proposed merger, Zevra has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), including a proxy statement / prospectus. The registration statement was declared effective on October 10, 2023. Additionally, Acer’s proxy statement was filed on October 10, 2023. Acer shareholders are urged to read these materials because they contain important information about Acer, Zevra and the proposed merger. The proxy statement / prospectus and other relevant materials, and any other documents filed by Zevra and Acer with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, Acer shareholders will be able to attend the Acer special meeting via the Internet at https://www.cstproxy.com/acertx/sm2023 and view the Acer 2023 Special Meeting Proxy Statement and the Zevra Therapeutics, Inc. Forms 10-K, 10-Qs and 8-Ks. Acer shareholders are urged to read the proxy statement / prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

Acer, Zevra and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Acer is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 27, 2023, and its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 14, 2023. Information about the directors and executive officers of Zevra is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 7, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on March 15, 2023, the definitive proxy statement filed by Daniel J. Mangless, together with the other participants named therein, which was filed with the SEC on March 17, 2023, and Zevra’s Current Reports on Form 8-K, filed with the SEC on March 30, 2023, May 8, 2023, May 15, 2023, and August 7, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed with the SEC and may be obtained free of charge from the sources indicated above.

About Acer Therapeutics

Acer is a pharmaceutical company focused on the acquisition, development and commercialization of therapies for serious rare and life-threatening diseases with significant unmet medical needs. In the U.S., OLPRUVA® (sodium phenylbutyrate) is approved for the treatment of UCDs involving deficiencies of CPS, OTC, or AS. Acer is also advancing a pipeline of investigational product candidates for rare and life-threatening diseases, including: OLPRUVA® (sodium phenylbutyrate) for treatment of various disorders, including Maple Syrup Urine Disease (MSUD); and EDSIVO™ (celiprolol) for treatment of vascular Ehlers-Danlos syndrome (vEDS) in patients with a confirmed type III collagen (COL3A1) mutation. For more information, visit www.acertx.com.

Forward-Looking Statements

DISCLOSURE NOTICE: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Acer, Zevra and the proposed acquisition of Acer by Zevra. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Acer, Zevra or the combined company. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could, should and would and the negative of these terms or other similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition; statements about contingent cash consideration and related milestones as contemplated by the CVR Agreement; the anticipated timing of closing of the acquisition; the delisting of Acer’s stock from Nasdaq and resulting move to OTC Pink Market; and that, if the merger is not subsequently consummated, Acer will not be able to fund its business operations and will likely be forced to terminate operations, liquidate or file for bankruptcy. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary stockholder approval) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; risks related to the contingent cash consideration and related milestones as contemplated by the CVR Agreement, including that such milestone may not be achieved and thus the related cash consideration would not become payable; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of the legal proceedings that have been or may be instituted against Acer, Zevra or the combined company; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of Acer and Zevra and on Acer’s and Zevra’s operating results; risks relating to the value of Zevra’s shares to be issued in the transaction; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction and Acer’s interim operations; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to Acer and Zevra can be found in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov.

Neither Acer nor Zevra intends to update the forward-looking statements contained in this document as the result of new information or future events or developments, except as required by law.

Corporate Contact

Harry Palmin

Chief Financial Officer

Acer Therapeutics Inc.

investors@acertx.com

+1-844-902-6100